mc

12014623

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8-32928

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOODY CAPITAL SOLUTIONS, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

208 SUMMITRAIL LANE
(No and Street)

DAWSONVILLE (City) GA (State) 30534 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY MOODY (706) 216-0180
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name - *if individual. state last, first. middle name*)

6111 PEACHTREE DUNWOODY RD., BLDG E STE 102 (Address) ATLANTA, (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant* must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
4/4

OATH OR AFFIRMATION

I, TIMOTHY MOODY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOODY CAPITAL SOLUTIONS, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

Melissa Cearfoss
Notary Public
Cobb County, Georgia
My Commission Expires December 28, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule I5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule I5c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2011 and 2010

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEARS ENDED DECEMBER 31, 2011 and 2010

CONTENTS

Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Moody Capital Solutions, Inc.
Dawsonville, Georgia

We have audited the accompanying statements of financial position of Moody Capital Solutions, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moody Capital Solutions, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 10 to the financial statements, the Company has restated its financial statements as of December 31, 2010 and for the year then ended as previously reported upon in our report dated February 23, 2011. These financial statements were restated in order to reflect certain adjustments directed by the Financial Industry Regulatory Authority.

Our 2011 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Tomkiewicz Wright LLC

Atlanta, Georgia
February 27, 2012

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2011	December 31, 2010 (Restated)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 588	$ 3,308
Securities owned, at fair value	20,127	14,562
Deferred tax asset, net	-	1,992
Other current assets	1,544	781
Total current assets	22,259	20,643
Property and equipment:		
Vehicle	22,000	22,000
Equipment	228	228
Less: Accumulated depreciation	(18,927)	(14,464)
	3,301	7,764
Other non-current assets:		
Amortizable intangible asset, net of accumulated amortization	-	1,928
Deferred tax asset, net	-	3,418
	-	5,346
	$ 25,560	$ 33,753
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 4,385	$ 6,760
Due to parent	-	4,355
Total current liabilities	4,385	11,115
Stockholder's equity:		
Preferred stock: $0.001 par value; 25,000,000 shares authorized; -0- shares issued and outstanding	-	-
Common stock; $1.00 par value, 50,000,000 shares authorized, 43 shares issued and outstanding	43	43
Contributed capital	104,983	65,574
Accumulated deficit	(83,851)	(42,979)
Total stockholder's equity	21,175	22,638
	$ 25,560	$ 33,753

See notes to financial statements and auditors' report.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2011	Years Ended December 31, 2010 (Restated)
REVENUES:		
Commissions and consulting fees	$ 32,291	$ 36,175
Reimbursed expenses	5,341	11,487
Net gain (loss) on securities owned	(12,774)	1,912
Total revenue	24,858	49,574
EXPENSES:		
Compensation and benefits	28,600	18,850
Professional fees	14,469	15,185
Occupancy costs and office expenses	2,442	8,913
Regulatory fees and expenses	6,528	13,662
Depreciation and amortization	6,392	9,801
Other operating expenses	1,889	2,810
Total expenses	60,320	69,221
Net loss before income taxes	(35,462)	(19,647)
Income taxes:		
Deferred tax (expense) benefit	(5,410)	3,016
NET LOSS	$ (40,872)	$ (16,631)

See notes to financial statements and auditors' report.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Preferred Stock		Common Stock		Contributed Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount	Shares	Amount			
Balances, January 1, 2010	-	$ -	43	$ 43	$ 65,574	$ (26,348)	$ 39,269
Net loss (Restated)						(16,631)	(16,631)
Balances, December 31, 2010 (Restated)	-	-	43	43	65,574	(42,979)	22,638
Capital contributions by parent:							
Cash					2,512		2,512
Marketable securities, at fair value					28,338		28,338
Cancellation of debt due to parent					4,355		4,355
Payment of accounts payable by parent					4,204		4,204
Net loss						(40,872)	(40,872)
Balances, December 31, 2011	-	$ -	43	$ 43	$ 104,983	$ (83,851)	$ 21,175

See notes to financial statements and auditors' report.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2011 AND 2010

Subordinated liabilities at January 1, 2010	$ -
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payment on subordinated notes	-
Subordinated liabilities at December 31, 2010	-
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payment on subordinated notes	-
Subordinated liabilities at December 31, 2011	$ -

See notes to financial statements and auditors' report.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2011	Years Ended December 31, 2010 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (40,872)	$ (16,631)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock compensation received for services	-	(12,649)
Depreciation and amortization	6,392	9,801
Changes in operating assets and liabilities:		
Securities owned	22,774	(1,913)
Other current assets	(763)	2,219
Deferred tax asset	5,410	(3,016)
Accounts payable and accrued expenses	1,827	4,631
Due to parent	-	4,355
Net cash used in operating activities	(5,232)	(13,203)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contributed by parent	2,512	-
CHANGE IN CASH AND CASH EQUIVALENTS	(2,720)	(13,203)
CASH AND CASH EQUIVALENTS, beginning of year	3,308	16,511
CASH AND CASH EQUIVALENTS, end of year	$ 588	$ 3,308
SUPPLEMENTAL DISCLOSURE INFORMATION:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Increase in contributed capital from:		
Contribution of securities by parent	$ 28,338	$ -
Cancellation of debt due to parent	4,355	-
Payment of accounts payable by parent	4,204	-
Total non-cash increase to contributed capital	$ 36,897	$ -

See notes to financial statements and auditors' report.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

1. Description of Business

Moody Capital Solutions, Inc. (the "Company") is a registered broker-dealer headquartered in the Atlanta, Georgia metropolitan area. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking and corporate finance consulting services with companies throughout the U.S. and Canada.

The Company is a wholly-owned subsidiary of Moody Capital, LLC. The Company's President is the manager and sole member of Moody Capital, LLC, thus both companies are operated under common management. Moody Capital, LLC is a non-broker-dealer corporate finance consulting firm with a client market extending throughout the U.S. and Canada.

2. Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenues at the time investment banking and consulting fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which for investment banking activities typically occurs when the transaction relating to the agreement has consummated.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful life of the asset, which ranges from five to seven years.

Amortizable Intangible Asset
Intangible asset is recorded at cost. Amortization is provided on a straight-line basis over the estimated useful life of the asset, which is five years. The recorded intangible asset is attributable to the value assigned to the Company's existing broker-dealer registrations at the time it was acquired in 2006 by its current stockholder. As of December 31, 2011, the original cost basis of $27,455 was fully amortized.

Income Taxes
Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 "*Income Taxes*", the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination of the facts, circumstances and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained and the amount of the unrecognized tax benefit can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain amounts in the accompanying 2010 financial statements have been reclassified in order to conform with 2011 financial statement presentations.

Subsequent Events
Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through February 27, 2012, which is the date the financial statements were available for issue.

3. Securities Owned

Securities owned consist entirely of marketable equity securities of publicly-traded companies, acquired from the issuer companies as compensation for services and from the Company's parent as contributed capital. In accordance with generally accepted accounting principles, the Company classifies these investments as trading securities and thus reports them at fair value. Changes in unrealized gains and losses due to market price changes of shares held are included in current year earnings. Realized gains and losses from the sales of securities, in addition to unrealized gains and losses are reported together in the statement of operations as net gain or loss on securities owned. Fair values of the securities owned are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification. Realized and unrealized gains and losses for the years ended December 31, 2011 and 2010 were as follows:

	Years Ended December 31,	
	2011	2010 (Restated)
Net unrealized gain (loss)	$ (435)	$ 1,912
Net realized loss on sale of securities	$ (12,339)	$ -
Net proceeds from sale of securities	$ 10,000	$ -

4. Fair Value Measurements

FASB ASC Topic 820, "*Fair Value Measurements and Disclosures*", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 - Observable inputs such as quoted market prices in active markets.
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, and
Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following tables present assets that are measured and recognized at fair value on a recurring basis. There were no liabilities measured on a recurring basis.

December 31, 2011:

Description	Level 1	Level 2	Level 3
Common stocks - small caps	$ 20,127	$ -	$ -

December 31, 2010:

Description	Level 1	Level 2	Level 3
Common stocks - small caps	$ 14,562	$ -	$ -

The Company had no assets or liabilities that were measured and recognized at fair value as of December 31, 2011 or 2010 on a non-recurring basis.

5. Contingencies and Commitments

Contingencies
The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2011 requiring contingent loss recognition.

As described in Notes 9 and 10, during the year ended December 31, 2011 as a result of a regulatory examination, FINRA determined the Company had been operating at below its minimum net capital requirement for a majority of 2010 and 2011. It is possible the Company could incur a regulatory penalty of an undeterminable amount for operating under its net capital requirement, although FINRA recognized the Company engaged in no security transactions during this period. The Company believes this circumstance is a mitigating factor for avoiding a penalty, however there is no guarantee a penalty will be abated. To date, the Company has not received any notification of a penalty assessment.

6. Stockholder's Equity

Contributed Capital
As disclosed in the accompanying financial statements, during the year ended December 31, 2011 the Company's parent contributed capital totaling $39,409. No additional common or preferred shares were issued as a result of these contributions.

As disclosed in Note 10, as a result of certain adjustments required by FINRA, the Company has restated its statement of changes in stockholder's equity for the year ended December 31, 2010 to remove a previously recorded capital contribution of $17,725 in marketable securities by its parent.

7. Income Taxes

The Company had $1,992 of current deferred tax assets and $3,418 of non-current deferred income tax assets at December 31, 2010. The temporary difference giving rise to the deferred income tax assets in 2010 consisted substantially of estimated future tax effects arising from net operating losses in current and prior periods, and differences in depreciation methods and useful lives for long-lived assets used for financial reporting purposes versus methods and useful lives required for income tax purposes. The Company has available at December 31, 2011 an unused operating loss carry-forward of approximately $44,500 which may be applied against future taxable income, and which expires in various amounts over years 2027 through 2031.

Beginning in 2010, all services not requiring broker-dealer registration began to be transacted through the Company's parent. In addition, due to the continuing state of the U.S. economy, management believes the volume of business requiring a broker-dealer registration is likely to be limited for at least the near term. Under these circumstances management believes the Company will generate limited taxable income, if any, in the foreseeable future. Accordingly, in 2011 the Company recorded an allowance to offset all deferred tax assets at December 31, 2011, as it is uncertain whether any future benefit will be derived from these tax assets. In establishing this allowance, the Company recorded a deferred tax expense of $5,410 to offset deferred tax assets recorded as of December 31, 2010.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the tax return for the year ended December 31, 2011 or in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination. The statute of limitations on the Company's income tax returns remains open for the years ended on or after December 31, 2008.

8. Related Party Transactions

During the year ended December 31, 2011, as described in Note 6 the Company received capital contributions from its parent totaling $39,409. Also during 2011, the Company paid its parent a total of $4,700 in management fees. No amounts were due to or from the Company's parent as of December 31, 2011. At December 31, 2010, the Company owed its parent $4,355 for expenses paid by its parent on the Company's behalf. This debt was cancelled by the parent and re-characterized as a capital contribution during the year ended December 31, 2011.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

At December 31, 2011, the Company has net allowable capital of $11,961, which is $6,961 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 36.66% as of December 31, 2011. Other current assets and property and equipment reflected in the accompanying 2011 financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

During the year ended December 31, 2011, FINRA determined the Company had been operating at below its minimum net capital requirement for a majority of 2010 and 2011 as a result of certain FINRA-directed retrospective adjustments to the 2010 financial statements (see Note 10). Management believed the Company had been operating within net capital requirements during this period. Nevertheless, upon notification of FINRA's determination, in September 2011 the Company's parent made a capital contribution of qualified securities with a market value of $25,000 which resolved the net capital deficiency. Management believes the Company has been operating above its minimum net capital requirement from that time to date.

10. Financial Statement Restatement

During the year ended December 31, 2011, the Company restated its 2010 financial statements in order to reflect certain adjustments resulting from an examination by FINRA. These adjustments relate primarily to a contributed security the Company owned and believed was properly recognized as an asset under generally accepted accounting principles, but nevertheless was required by FINRA to de-recognize it. The adjustments also relate to certain accounts payable FINRA believed the Company should have recorded as of December 31, 2010.

The following reflect the financial statement line item changes from that previously reported as of December 31, 2010 and the for the year then ended. Financial statement line items not affected by the changes have been summarized:

Statement of Financial Condition	December 31, 2010		
	As Reported	Adjustments	Restated
Current assets	$ 6,081	$ -	$ 6,081
Securities owned, at fair value	31,569	(17,007)	14,562
Non-current assets	13,110	-	13,110
Total assets	$ 50,760	$ (17,007)	$ 33,753
Accounts payable and accrued expenses	$ 3,191	$ 3,569	$ 6,760
Due to parent	-	4,355	4,355
Common stock	43	-	43
Contributed capital	83,299	(17,725)	65,574
Accumulated deficit	(35,773)	(7,206)	(42,979)
Total stockholder's equity	47,569	(24,931)	22,638
Total liabilities and stockholder's equity	$ 50,760	$ (17,007)	$ 33,753

Statement of Operations	Year Ended December 31, 2010		
	As Reported	Adjustments	Restated
Commissions and consulting fees	$ 36,650	$ (475)	$ 36,175
Reimbursed expenses	11,487	-	11,487
Net gain on securities owned	719	1,193	1,912
Total revenues	48,856	718	49,574
Professional fees	13,929	1,256	15,185
Occupancy costs and office expenses	2,245	6,668	8,913
Other operating expenses	45,123	-	45,123
Total expenses	61,297	7,924	69,221
Net loss before income taxes	(12,441)	(7,206)	(19,647)
Income tax benefit	3,016	-	3,016
Net loss	$ (9,425)	$ (7,206)	$ (16,631)

The adjustments resulted in no change to income taxes as previously reported, as the Company reports its taxes using the cash basis of accounting and none of the adjustments affected pre-tax cash basis loss.

Statement of Cash Flows	Year Ended December 31, 2010		
	As Reported	Adjustments	Restated
Cash flows from operating activities:			
Net loss	$ (9,425)	$ (7,206)	$ (16,631)
Adjustments:			
Securities owned	(719)	(1,194)	(1,913)
Accounts payable and accrued expenses	1,062	3,569	4,631
Due to parent	-	4,355	4,355
Other adjustments	(4,121)	476	(3,645)
Net cash used in operating activities	(13,203)	-	(13,203)
Cash flows from investing/financing activities	-	-	-
Change in cash and cash equivalents	(13,203)	-	(13,203)
Cash and cash equivalents, beginning of year	16,511	-	16,511
Cash and cash equivalents, end of year	$ 3,308	$ -	$ 3,308
Supplemetal disclosure of non-cash financing activities:			
Capital contribution of securities	$ 17,725	$ (17,725)	$ -

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	21,175
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		21,175
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		21,175
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Property and equipment, net		3,301
Deferred tax asset		-
Amortizable intangible asset, net		-
Other current assets		1,544
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/propriety capital charges		-
Other deductions and/or charges		-
Other additions and/or credits		-
Net capital before haircuts on securities positions		16,330
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		-
Exempted securities		-
Debt securities		-
Options		-
Other securities		3,019
Undue concentrations		1,350
Other		-
Net capital	$	11,961
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	292
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital	$	6,961
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	5,961

(Continued)

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2011

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	4,385
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	4,385
Percentage of aggregate indebtedness to net capital		36.66
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2011	$	9,588
Net audit adjustments		2,373
Net capital per above	$	11,961

See notes to financial statements and auditors' report.

Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Moody Capital Solutions, Inc.
Dawsonville, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Moody Capital Solutions, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 27, 2012